Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

Telephone: (416) 783-8383

Item 2.

Date of Material Change

July 14, 2009

Item 3.

Press Release

A press release was issued in Toronto, Ontario on July 14, 2009 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.  It is attached as Schedule A to this report.

Item 4.

Summary of Material Change

Peace Arch® Entertainment Group Inc. (“Peace Arch”), announced that John Flock has been named Chief Executive Officer of the company, effective immediately.

Item 5.

Full Description of Material Change

See a copy of the press release attached as Schedule A hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 783-8383 Ext. 222.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 15th day of July, 2009

Schedule A

For Immediate Release

JOHN FLOCK PROMOTED TO CHIEF EXECUTIVE OFFICER OF PEACE ARCH ENTERTAINMENT GROUP INC.

TORONTO, July 14, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE.TO – News), a leading independent film and television company, today announced the promotion of John Flock from President and Chief Operating Officer to Chief Executive Officer, effective immediately.

“I am extremely pleased to be taking the reins of Peace Arch at a time when many of our competitors have scaled back their operations,” commented Flock. “This retrenchment presents an extraordinary opportunity for Peace Arch to grow its core business of feature film and television distribution while we continue to look for strategic growth opportunities in ancillary businesses.”

Peace Arch Chairman Robert Essery said: “We are very happy to welcome John as the CEO of Peace Arch Entertainment. John has exhibited tremendous leadership and vision over the past five years at Peace Arch dealing with a number of challenges for the company. John enjoys the complete support of the board, our principal shareholders and the management team.”

Flock outlined a four-point plan designed to make Peace Arch the leading independent film and television company in North America within the next five years:

--Expand the company’s theatrical releasing operations in Canada and the United States.

--Continue growing Peace Arch’s in-house television, digital and international distribution divisions.

--Rebuild the company’s DVD distribution operations on a scale that reflects the changing market conditions for independent films and television programs.

--Use the company’s Canadian status, proven production capabilities and first class studio facilities to provide high quality, lower cost television programming to North American and international broadcasters.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and distributes independent feature films and television programming. The Company’s award winning drama “The Tudors” airs on Showtime in the United States and the CBC in Canada, and its lifestyle series “Last 10 Pounds Boot Camp” and “Bulging Brides” both air on The Fine Living Network in the U.S. and Slice in Canada. Peace Arch’s recent feature film releases include “The Mysteries of Pittsburgh” starring Jon Foster, Peter Sarsgaard, Sienna Miller, Mena Suvari and Nick Nolte and “JCVD” starring Jean Claude Van Damme. For further information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

# # #

John Flock

CEO

Peace Arch Entertainment Group Inc.

310.776.7200

Email: jflock@peacearch.com